Exhibit 99.46

SECURED CONVERTIBLE DEBENTURE

EMERALD HEALTH THERAPEUTICS, INC.

a corporation existing under the laws of the Province of British Columbia (hereinafter called the “Corporation”)

Date of Issue: September 9, 2019	Principal Amount: $● (● Units)

ARTICLE 1

PRINCIPAL AMOUNT

Section 1.1	Principal Amount.

For value received, the Corporation having its registered office at 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, shall pay to the order of ● (together with its successors and assigns, the “Holder”), the principal amount of ● ($●) (the “Principal Amount”) in lawful money of Canada, together with interest thereon as hereinafter provided, at the office of the Holder at ●, or such other place as the Holder may designate on the earlier of: (i) September 9, 2021 (or the subsequent Business Day thereafter), and (ii) the date on which an Event of Default (as defined herein) occurs and is continuing (the “Maturity Date”).

Section 1.2	Interest.

(a)	The Principal Amount shall bear interest, both before and after maturity, default and judgment, from and including the date of this Debenture to the date of repayment in full of the Principal Amount, at five percent (5%) per annum. Interest at such rate shall accrue and shall be calculated on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be, and, subject to the terms of this Debenture, shall be payable in cash (subject to Section 1.2(b)) semi-annually on June 30 and December 31 each year (or, in the event such day is not a Business Day, the following Business Day) with the initial payment being due December 31, 2019. Any interest owing under this Debenture that is not paid when such amount becomes due and payable shall be accrued and added to the Principal Amount owing under this Debenture. Notwithstanding the foregoing, during the occurrence and continuance of an Event of Default, the Principal Amount, interest on the Principal Amount and all fees, costs, charges and expenses then due and owing under this Debenture shall bear interest at the current interest rate of five percent (5%) plus ten percent (10%) per annum and shall be payable on demand.

(b)	Subject to Section 5.2(b), any accrued interest payable by the Corporation hereunder may be satisfied, at the sole option of the Corporation, by the issuance of Common Shares at a deemed price equal to the closing price of Common Shares on the Exchange on the last trading day prior to the date such interest becomes due provided that the average daily dollar volume of the Common Shares traded on the Exchange is equal or greater to $250,000 on each the previous ten consecutive trading days immediately prior to the date such interest becomes due.

(c)	For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Debenture is calculated using a rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365 (or such other period that is less than a calendar year), as the case may be, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Debenture, and (iii) the rates of interest stipulated in this Debenture are intended to be nominal rates and not effective rates or yields.

Section 1.3	Prepayments.

The Principal Amount, interest on the Principal Amount accruing to the date of prepayment and all fees, costs, charges and expenses then due and owing, may not be prepaid in whole or in part, at any time, except as expressly permitted under this Debenture or with the written consent of the Holder.

Section 1.4	Security.

The indebtedness evidenced by this Debenture, including payment of the Principal Amount, interest accruing thereon, and all other fees, costs, charges and expenses due and owing under this Debenture, and the performance by the Corporation of all the Obligations, is secured by the Corporation Security Agreement and the Security Agreement, and upon execution thereof, will be secured by the Subsidiary Security Agreements.

Section 1.5	Permitted Use of Proceeds.

The Corporation covenants that it shall only use the Principal Amount, interest accrued thereon and all fees, costs, charges and expenses from time to time due and owing under this Debenture for the purpose of: (i) first, repayment in full of the Bridge Loan, and (ii) following which, for general working capital purposes including, without limiting the generality of the foregoing and subject to Section 4.2(j), for payments under the EHS Loan Agreement. The Corporation hereby directs the Holder to withhold from the funds advanced hereunder an amount equal to all amounts owing by the Corporation to EHS under the Bridge Loan and pay all such funds to EHS in settlement of all outstanding amounts under the Bridge Loan.

Section 1.6	Additional Amounts.

(a)	All payments made by or on behalf of the Corporation under or with respect to this Debenture (including, for greater certainty, any issuance of Common Shares) will be made free and clear of and without withholding or deduction for or on account of Taxes imposed or levied by or on behalf of any jurisdiction, unless the Corporation or any of its agents (each, a “Payor”) is required to withhold or deduct such Taxes by any law or by the interpretation or administration thereof. If a Payor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to this Debenture (including, for greater certainty, any issuance of Common Shares), the Corporation will pay such additional amounts (“Additional Amounts”) as may be necessary such that the net amount received in respect of such payment by the Holder after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the Holder would have received if such Taxes had not been required to be so withheld or deducted. Any Additional Amounts payable in respect of any issuance of Common Shares to the Holder shall be paid by way of the issuance of additional Common Shares, and in any other case, shall be paid in lawful money of Canada.

(b)	The Corporation will pay any stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including any interest, penalties and any similar liabilities with respect thereto, (i) imposed by any jurisdiction at any time in respect of the execution, issuance, registration or delivery of this Debenture or any other document or instrument referred to thereunder, (ii) imposed by any jurisdiction on any payments made pursuant to this Debenture (including, for greater certainty, any issuance of Common Shares) or (iii) imposed by any jurisdiction as a result of, or in connection with, the enforcement of this Debenture and/or any other such document or instrument.

(c)	As soon as practicable after any payment of Taxes by the Payor to a Governmental Entity for which the Corporation is required to pay an Additional Amount pursuant to this Section 1.6, the Payor shall deliver to the Holder the original or a certified copy of a receipt issued by such Governmental Entity evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Holder, as the case may be.

(d)	The Corporation shall indemnify the Holder within 10 Business Days after demand therefor, for the full amount of any Taxes (i) for which the Corporation is required to pay an Additional Amount pursuant to this Section 1.6 or (ii) which the Corporation is required to pay pursuant to this Section 1.6(b) (including such Taxes imposed or asserted on or attributable to amounts payable under this Section 1.6) payable or paid by the Holder (and/or partners thereof) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Entity. A certificate as to the amount of such payment or liability delivered to the Corporation by the Holder shall be conclusive absent manifest error.

(e)	The obligations described under this Section 1.6 will survive any termination, defeasance or discharge of this Debenture. Whenever this Debenture refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to this Debenture (including, for greater certainty, any issuance of Common Shares), such reference shall include the payment of Additional Amounts or indemnification payments as described in this Section 1.6, if applicable.

ARTICLE 2

INTERPRETATION

Section 2.1	Definitions.

As used in this Debenture, the following terms have the following meanings:

“Act” means the Cannabis Act, S.C. 2018, c.16 as the same may be amended from time to time and includes any successor or replacement legislation.

“Additional Amounts” has the meaning specified in Section 1.6(a).

“Affiliate” has the meaning given to such term in the Business Corporations Act (British Columbia).

“Applicable Law” means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, restriction, by-law (zoning or otherwise), order or any consent, exemption, approval or license of any Governmental Entity, that applies in whole or in part to the transactions contemplated by this Debenture, the Corporation or the Subsidiaries including, without limitation, the Regulations.

“Attribution Group” has the meaning specified in Section 5.2(b).

“Avalite” means Avalite Sciences Inc.

“Avalite Security Agreement” means the general security agreement made by Avalite in favour of the Holder, dated as of the date hereof, as may be amended, supplemented, restated or replaced from time to time.

“Bridge Loan” means the aggregate $● owing by the Corporation to EHS, comprised of the principal amount together with all accrued and unpaid interest thereon up to the date hereof, as evidenced by the promissory note issued by the Corporation in favour of EHS dated July 6, 2019 for the aggregate principal amount of $●.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Cannabis” has the meaning given to the term under the Act.

“Cannabis-Related Activities” means any activities, including advertising or promotional activities, relating to or in connection with the importation, exportation, cultivation, production, purchase, distribution or sale of Cannabis or Cannabis-related products.

“Capital Reorganization” has the meaning specified in Section 5.4(b).

“Change of Control” means the occurrence of any of the following events, whether by way of a single transaction or a series of related transactions: (i) any Person (or any successor to it continuing from any amalgamation, merger or other reorganization), other than the Attribution Group, becoming the owner, directly or indirectly, beneficially or of record, of shares representing 50% or more of the aggregate ordinary voting power represented by the outstanding share capital of the Corporation; (ii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets; or (iii) the Corporation’s shareholders approve any plan or proposal for the liquidation or dissolution of the Corporation.

“Common Shares” means common shares in the authorized share structure of the Corporation.

“Conversion Price” means $2.00.

“Convertible Security” means a security convertible into or exchangeable for a Common Share or a Participating Share.

“Corporation Security Agreement” means the general security agreement made by the Corporation in favour of the Holder, dated as of the date hereof, as may be amended, supplemented, restated or replaced from time to time.

“Current Value” means the value of the Common Shares at any date as determined by:

(a)	the weighted average closing price of the Common Shares traded through the facilities of the Exchange for the seven trading days prior to that date; or

(b)	if the Common Shares are not listed on the Exchange, the fair value thereof as determined in good faith by an independent brokerage or accounting firm selected by the Corporation and satisfactory to the Holder.

“Debenture” means this secured convertible debenture, as may be amended, supplemented, restated or replaced from time to time.

“Debenture Ownership Threshold Restriction” has the meaning specified in Section 5.2(b).

“EHS” means Emerald Health Sciences Inc., a shareholder of the Corporation.

“EHS Debenture” means the secured convertible debenture between the Corporation and EHS dated July 19, 2019.

“EHS Loan Agreement” means the loan agreement between the Corporation and EHS dated August 25, 2015, as amended November 28, 2015, August 17, 2016 and May 19,

2019.

“EHTC” means Emerald Health Therapeutics Canada Inc.

“EHTC BMO Guarantee” has the meaning specified in subsection (h) of the definition of “Permitted Indebtedness”.

“Event of Default” has the meaning specified in Section 6.1.

“Exchange” means the TSX Venture Exchange or, in the event the Common Shares are not listed on such exchange, such other principal stock exchange or quotation system on which the Common Shares are listed for trading.

“Forced Conversion Right” has the meaning specified in Section 5.3.

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; (iv) Health Canada; and (v) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Holder” has the meaning specified in Section 1.1.

“IFRS” means International Financial Reporting Standards as set by the International Accounting Standards Board from time to time.

“Joint Venture” means ●

“Joint Venture Credit Agreement” means the credit agreement dated February 7, 2019 entered into by the Joint Venture, as borrower, and the ●, as agent for the lenders thereunder.

“Licensed Producer” means a holder of a license, directly or through its subsidiaries, including the Subsidiaries, to produce Cannabis, issued under the Act and the Regulations, including but not limited to, a cultivation license or a processing license.

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

“Loan Documents” means, collectively, this Debenture, the Corporation Security Agreement, the Avalite Security Agreement, the Subsidiary Guarantees, the Subsidiary Security Agreements and all other agreements and other instruments delivered to the Holder by the Corporation (whether now existing or presently arising) for the purpose of establishing, perfecting, preserving or protecting any security held by the Holder in respect of any Obligations.

"Material Adverse Change" means any change, effect, development, event, occurrence, circumstance, state of facts or violation that, individually or in the aggregate, is or is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect resulting from any change, event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation, the Subsidiaries and the Joint Venture, taken as a whole.

“Maturity Date” has the meaning specified in Section 1.1.

“Medical Cannabis-Related Activities” means any activities, including advertising or promotional activities, relating to or in connection with the importation, exportation, cultivation, production, purchase, distribution or sale of Cannabis or Cannabis-related products solely for medical purposes.

“Non-Medical Cannabis-Related Activities” means Cannabis-Related Activities other than Medical Cannabis-Related Activities.

“Non-Medical Cannabis Jurisdiction” means any country in which it is legal in all political subdivisions therein (including for greater certainty on a federal, state and municipal basis) to undertake Non-Medical Cannabis-Related Activities. Canada is a Non-Medical Cannabis Jurisdiction as at the date of this Debenture.

“Notice” has the meaning specified in Section 8.4.

“Obligations” means (a) all monies now or at any time and from time to time hereafter owing or payable by the Corporation to the Holder and all obligations (whether now existing, presently arising or created in the future) of the Corporation in favour of the Holder, and whether direct or indirect, absolute or contingent, matured or not, whether arising from agreement or dealings between the Holder and the Corporation or from any agreement or dealings with any other Person by which the Holder may be or become in any manner whatsoever a creditor or other obligee of the Corporation or however otherwise arising and whether the Corporation is bound alone or with another or others and whether as principal or surety, including monies payable or obligations arising in connection with this Debenture or any other Loan Document, (b) all expenses, costs and charges incurred by or on behalf of the Holder in connection with this Debenture or any other Loan Document, and (c) the strict performance and observance by the Corporation of all agreements, warranties, representations, covenants and conditions of the Corporation made pursuant to this Debenture or any other Loan Document.

“Ordinary Course” means, with respect to an action taken by the Corporation, that such action is consistent with the past practices of the Corporation, and in accordance with industry practice, is taken in the ordinary course of the normal day-to-day operations of the Corporation.

“Participating Share” means a share (other than a Common Share) in the authorized share structure of the Corporation that carries the right to participate in earnings to an unlimited degree.

“Payor” has the meaning specified in Section 1.6(a).

“Permitted Indebtedness” means:

(a)	indebtedness in respect of the Obligations;

(b)	unsecured trade payables incurred in the Ordinary Course;

(c)	indebtedness in respect of workers' compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations or completion, performance, bid performance, appeal or surety bonds in each case issued in the Ordinary Course and not in connection with the borrowing of money or the obtaining of an advance of credit;

(d)	unsecured indebtedness arising from the honouring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds, in each case in the Ordinary Course;

(e)	unsecured indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Corporation or any of its Subsidiaries or equity interests of a Subsidiary, other than guarantees of indebtedness incurred by any Person acquiring all or any portion of such business, assets or equity interests for the purpose of financing or in contemplation of any such acquisition;

(f)	indebtedness arising under capital leases and purchase money indebtedness;

(g)	any unsecured indebtedness owing by a Subsidiary or the Joint Venture to the Corporation or by the Corporation to a Subsidiary, in each case, provided that at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing;

(h)	indebtedness of EHTC owed to Bank of Montreal, as agent for the lenders, pursuant to a limited guarantee by EHTC in an amount not exceeding $●, dated February 7, 2019 (the “EHTC BMO Guarantee”) entered into connection with the Joint Venture Credit Agreement;

(i)	unsecured indebtedness incurred under the EHS Loan Agreement in an amount not exceeding, at any particular time, $10,000,000, and excluding for greater certainty, the Bridge Loan; and

(j)	any unsecured refinancing or replacement on identical terms of the indebtedness provided for in subparagraphs (a) through (j) of the definition “Permitted Indebtedness” or contingent obligations in respect of the indebtedness provided for in subparagraphs (a) through (j) of the definition “Permitted Indebtedness”.

“Permitted Liens” means, in respect of any Person, any one or more of the following:

(a)	Liens granted by EHTC in favour of the Bank of Montreal, as agent for the lenders, in connection with the Joint Venture Credit Agreement;

(b)	Liens for Taxes, assessments or governmental charges or levies which are not delinquent or the validity of which is being contested at the time by the Person in good faith by proper legal proceedings if, in the Holder’s opinion, adequate provision has been made for their payment;

(c)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of assets of the Person, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as required by Applicable Law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by IFRS) in an adequate amount and provided further that such Liens do not, in the Holder’s opinion, reduce the value of the asset against which such Liens have arisen or materially interfere with the use of such assets in the operation of the business of the Person;

(d)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of the Person, provided that such Liens do not, in the Holder’s opinion, reduce the value of any asset of the Person or materially interfere with the use of any such asset in the operation of the business of the Person;

(e)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)	Liens on and limited to the specific assets financed pursuant to capital leases or purchase money indebtedness; and

(g)	Liens in favour of the Holder created by the Loan Documents.

“Person” means an individual, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity and pronouns having a similarly extended meaning.

“Pledged Share Certificates” has the meaning specified in Section 7.1(a)(vii).

“Principal Amount” has the meaning specified in Section 1.1.

“Regulations” means the Cannabis Regulations, SOR/2018-144, promulgated under the Act as the same may be amended from time to time and includes all notices, guidance, guidelines and ancillary rules or regulations promulgated thereunder or in connection therewith.

“Rights Offering” has the meaning specified in Section 5.4(e).

“Securities Loan Agreement” means the securities loan agreement dated as of the date hereof between, inter alia, the Holder and EHS.

“Special Distribution” has the meaning specified in Section 5.4(f).

“Subscription Agreement” means the subscription agreement dated August 30, 2019 between EHT and, inter alia, the Holder, for the subscription of the Debenture.

“Subsidiaries” means, collectively, EHTC, Avalite, Verdélite Sciences Inc. and Verdélite Property Holdings, Inc., all of which are direct or indirect wholly-owned subsidiaries of the Corporation.

“Subsidiary Guarantees” means the guarantees dated the date hereof guaranteeing the Obligations hereunder made by each of the Subsidiaries in favour of the Holder, as may be amended, supplemented, restated or replaced from time to time.

“Subsidiary Security Agreements” means the mortgages, hypothecs and any other security agreements made by any of the Subsidiaries in favour of the Holder, other than EHTC, as set forth in Schedule “B”, as may be amended, supplemented, restated or replaced from time to time.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, assessments, fees or withholdings imposed by any Governmental Entity, including any interest, additions to tax or penalties applicable thereto.

“VWAP” means the volume weighted average price.

Section 2.2	Gender and Number.

Any reference in this Debenture to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 2.3	Headings, etc.

The division of this Debenture into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Debenture.

Section 2.4	Currency.

All references in this Debenture to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 2.5	Certain Phrases, etc.

In this Debenture (i) (y) the words “including” and “includes” mean “including (or includes) without limitation” and (z) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 2.6	Incorporation of Schedules.

The schedules attached to this Debenture shall, for all purposes of this Debenture, form an integral part of it.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties.

The Corporation represents and warrants to the Holder as follows:

(a)	Each of the representations and warranties made by the Corporation in the Subscription Agreement is, mutatis mutandis, true, accurate and complete in all respects. For greater certainty, all references to “the Issuer” in the Subscription Agreement shall refer to “the Corporation” hereunder, and all references to “this Subscription Agreement” in the Subscription Agreement shall refer to “this Debenture and the other Loan Documents” hereunder.

(b)	No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Person, is or was necessary in connection with the execution, delivery and performance of obligations under this Debenture and the other Loan Documents, except for the registrations required to be made pursuant to the Personal Property Security Act (Ontario), Personal Property Security Act (British Columba) and the equivalent legislation in the Province of Quebec, and except as are in full force and effect, unamended, at the date of this Debenture.

(c)	Other than with respect to Permitted Liens, the Corporation has no liabilities or obligations of any nature, which give the holder of such liability priority over the Obligations;

(d)	The Corporation is the registered owner of: (i) 11,776,338 common shares in the capital of EHTC, (ii) 74,054.5 common shares in the capital of Avalite, (iii) 3,000 actions in the capital of Verdélite Sciences, Inc., and (iv) 85,966,410 actions in the capital of Verdélite Property Holdings, Inc., and other than the foregoing, does not own or control any other shares of, or any options, warrants or securities convertible into shares of the Subsidiaries, and the shares represented by the Pledged Share Certificates being pledged by the Corporation to the Holder in connection with this Debenture and the other Loan Documents have been duly and validly issued as fully-paid and non- assessable.

Section 3.2	Survival of Representations and Warranties.

The representations and warranties in this Debenture and in any certificates or documents delivered to the Holder, including the Subscription Agreement and the other Loan Documents, shall not merge in or be prejudiced by and shall survive any advance and shall continue in full force and effect so long as any amounts are owing by the Corporation to the Holder.

ARTICLE 4

COVENANTS

Section 4.1	Affirmative Covenants.

So long as this Debenture remains outstanding, the Corporation shall and shall cause its Subsidiaries to:

(a)	Payment of Principal and Interest. Punctually pay or cause to be paid to the Holder the principal of and interest on this Debenture as and when the same become due and payable hereunder;

(b)	Corporate Existence. Preserve and maintain its corporate existence and all its rights, licenses, powers, privileges, franchises and goodwill;

(c)	Use of Proceeds. Use the Principal Amount, interest accrued thereon and all amounts received under this Debenture only in accordance with Section 1.5;

(d)	Reservation of Common Shares. Reserve and keep available, at all times, such number of Common Shares as may be reasonably required to satisfy the conversion rights of the Holder contained in Article 5;

(e)	Keeping of Books. Keep proper books of record and account, in which full and correct entries of all transactions in relation to its business are made, other than acts of non-compliance which are not material;

(f)	Compliance with Laws. Comply with the requirements of all Applicable Laws, judgments, orders, decisions and awards, including without limitation, the Act and the Regulations;

(g)	Change in Jurisdiction, etc. At least 30 days prior to any of the following changes becoming effective, notify the Holder in writing of (i) any proposed change in the location of (A) any place of business of the Corporation or its Subsidiaries, (B) the chief executive office or head office of the Corporation, (C) any account debtors of the Corporation or any Subsidiary, and (D) any place where tangible property of the Corporation or any Subsidiary is stored outside of the Provinces of Ontario, British Columbia and Quebec, and (ii) any proposed change in the name of the Corporation or a Subsidiary;

(h)	Pay Taxes. Pay or cause to be paid, (i) all Taxes, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any other property belonging to it, and (ii) all claims which, if unpaid, might by law become a Lien upon the assets, except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Corporation has established adequate reserves in accordance with IFRS or which are Permitted Liens;

(i)	Notification of Default. Notify the Holder immediately in writing upon becoming aware of the occurrence of any default hereunder or any Event of Default hereunder, and deliver to the Holder, upon request, a certificate in form and substance satisfactory to the Holder signed by a senior officer certifying that no Event of Default has occurred;

(j)	Insurance. Maintain insurance at all times with responsible insurance carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses;

(k)	Protect Security. Promptly cure or cause to be cured any defects in the execution and delivery of this Debenture or any defects in the validity or enforceability of this Debenture, and at its expense, execute and deliver or cause to be executed and delivered, all such agreements, instruments and other documents (including the filing of any financing statements or financing change statements) as the Holder may consider necessary or desirable, acting reasonably, to protect or otherwise perfect the security interest created thereunder, including without limitation, the Loan Documents;

(l)	Notice of Litigation and Damage. Promptly give written notice, together with a detailed explanation to the Holder, of all claims or proceedings pending or threatened against the Corporation or a Subsidiary, in an amount exceeding $150,000;

(m)	Brokers or Finders. Neither the Corporation nor any Subsidiary has incurred, and will not incur, directly or indirectly, as a result of any action taken by the Corporation, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Debenture or any of the transactions contemplated hereby;

(n)	Public Filings. Provide to the Holder and its legal counsel a reasonable period of time within which to review drafts of all public filings of the Corporation in connection with, or relating to, this Debenture, and to approve the forms thereof, prior to any public dissemination;

(o)	Maintain Licensed Producer Status. Take all such commercially reasonable steps and perform all commercially reasonable actions as are necessary to maintain its status as an approved license holder and Licensed Producer, as applicable;

(p)	Change to Status of Licensed Producer. Promptly give written notice of any revocation of, suspension of or other change to its status as a Licensed Producer, including any material inquiry, investigation or proceeding instituted by a Governmental Entity relating to its status as a Licensed Producer;

(q)	Other Information. Provide or cause to be provided such other information respecting the condition or operations, financial or otherwise, of the Corporation’s or its Subsidiaries’ businesses or the Corporation or its Subsidiaries, as the Holder may from time to time reasonably request; and

(r)	EHTC BMO Guarantee Termination. On or before ●, the Corporation shall request to Bank of Montreal in writing that the EHTC BMO Guarantee be terminated in accordance with the Joint Venture Credit Agreement.

Section 4.2	Negative Covenants.

So long as any amount owing under this Debenture remains unpaid, the Corporation shall not, and shall not permit the Subsidiaries to, without the prior written consent of the Holder:

(a)	Debt. Create, incur, grant, assume or suffer to exist any indebtedness for borrowed money, other than Permitted Indebtedness;

(b)	Liens. Create, incur, assume or suffer to exist any Lien on any of its properties or assets, other than Permitted Liens;

(c)	Disposal of Assets. Sell, exchange, lease, release or abandon or otherwise dispose of, or permit any of its Subsidiaries to sell, exchange, lease, release or abandon or otherwise dispose of, all or substantially all of their assets or properties, except for:

(i)	bona fide dispositions of inventory in the Ordinary Course;

(ii)	dispositions of obsolete assets and other assets, provided the aggregate value of the foregoing shall not exceed $5,000,000; or

(iii)	a sale of a Subsidiary, the Joint Venture or other assets so long as the Holder is provided written notice in writing at least 10 days in advance of such sale and is provided with the option to elect that the cash proceeds from such sale be applied towards repayment in full of the Principal Amount and any accrued and unpaid interest hereunder;

(d)	Acquisition of Assets. Acquire assets outside of the Ordinary Course unless (i) the value of such assets does not exceed $●, or (ii) the consideration payable for such assets consists only of restricted Common Shares or other restricted equity of the Corporation and the seller party is arm’s length from the Corporation, the Subsidiaries and the Joint Venture, excluding, for greater certainty, payments due under existing agreements set forth in Schedule “C”;

(e)	Loans to Related Parties. Loan any funds to Persons not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Corporation or any of the Subsidiaries, except with respect to agreements currently in place or otherwise as permitted under this Debenture;

(f)	Increases in Compensation. Increase the compensation payable by the Corporation or the Subsidiaries to Persons not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Corporation or the Subsidiaries, except in the Ordinary Course in accordance with the Corporation’s current compensation strategies;

(g)	Change in Control. Undertake or agree to undertake a transaction which results in a Change of Control unless, at the Holders’ sole election, (i) immediately follow such Change of Control the Holder is repaid the outstanding Principal Amount, accrued interest thereon and all other amounts owing in full under this Debenture, or (ii) the debt owing under this Debenture as at such Change of Control shall remain in favour of the Holder, due and owing from, and an obligation assumed by, the surviving entity resulting from the Change of Control;

(h)	Distributions. Declare, make, pay or commit to any dividend or distribution on its Common Shares;

(i)	Subsidiaries. Dissolve any of the Subsidiaries;

(j)	EHS Loan Agreement. So long as an Event of Default has occurred or is occurring, pay any principal or interest owing pursuant to the EHS Loan Agreement;

(k)	Amendments to EHS Loan Agreement. Increase the liability of the Corporation under the EHS Loan Agreement, excepted as expressly permitted under this Debenture; and

(l)	Amendments to EHTC BMO Guarantee. Increase the liability of the Corporation under the EHTC BMO Guarantee.

ARTICLE 5

CONVERSION OF DEBENTURE

Section 5.1	Right of the Holder to Convert Debenture into Common Shares.

(a)	Upon and subject to the provisions and conditions of this Article 5, the Holder shall have the right, at its sole option, at any time prior to the Maturity Date, to convert all or part of the Principal Amount of this Debenture then outstanding into Common Shares at the Conversion Price provided the Principal Amount converted at any time must be a minimum of $500,000.

(b)	If any part of this Debenture has not been converted in accordance with the terms of this Debenture by the Maturity Date, then on the Maturity Date, at the election of the Holder, any part of the Principal Amount and any accrued interest thereon then outstanding shall be immediately due and payable in cash.

Section 5.2	Manner of Exercise of Holder’s Right to Convert to Common Shares.

(a)	The Holder may exercise its rights to convert by delivering to the Corporation at its principal address, as set out in Section 8.4, a written notice in substantially the form attached hereto as Schedule “A”, exercising its right to convert in accordance with the provisions of this Article 5. Upon receipt of the notice, and, as soon as practicable, and in any event no later than three (3) Business Days thereafter, the Corporation shall deliver to the Holder a certificate or certificates for such number of Common Shares and, if applicable, a cheque for any amount payable under Section 5.6.

(b)	Notwithstanding anything set forth herein, the Holder shall not have the right to convert any portion of this Debenture, and the Corporation shall not satisfy the payment of interest due and payable hereunder by the issuance of Common Shares if, in either case, the conversion of such portion of this Debenture or such portion of interest would result in the Holder, together with its affiliates and parties acting jointly and in concert with such persons (the “Attribution Group”) beneficially owning, or having control or direction over, 10% or more of the outstanding Common Shares (the “Debenture Ownership Threshold Restriction”). For greater certainty, nothing in this Section 5.2(b) shall prevent the Corporation from exercising the Forced Conversion, provided that, in the event of a Forced Conversion, the Corporation shall use commercially reasonable efforts to cooperate with the Holder such that the Forced Conversion does not result in the Holder, together with the Attribution Group, exceeding the Debenture Ownership Threshold. For purposes of calculating the Debenture Ownership Threshold, the number of Common Shares beneficially owned, or controlled or directed by, the Attribution Group shall include the number of Common Shares issuable upon conversion of such portion of this Debenture with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted Principal Amount or interest of this Debenture and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Attribution Group or securities available to be borrowed under securities lending arrangements by any member of the Attribution Group that are, in each case, subject to a limitation on conversion or exercise analogous to the restrictions set forth in this Section 5.2(b).

Section 5.3	Right of the Corporation to Convert Debenture into Common Shares.

(a)	Upon and subject to the provisions and conditions of this Article 5, if, at any time following the date hereof and prior to the Maturity Date, the VWAP of the Common Shares on the Exchange is equal to or exceeds $3.50 per Common Share for ten consecutive trading days, the Corporation shall have the right, at its sole option, to convert all or a portion of the Principal Amount of this Debenture then outstanding into Common Shares at the Conversion Price (the “Forced Conversion Right”) by providing the Holder with 30 days’ written notice of its intention to exercise its rights to so convert under this Section 5.3.

(b)	In the event that the Corporation elects to exercise the Forced Conversion Right, the Holder shall cause a representative of ● who has investment making decision with respect to the Holder to file a Form 2A – Personal Information Form with the Exchange as soon as practicable, provided that the issuance of Common Shares pursuant to such Forced Conversion will result in the Attribution Group meeting or exceeding the Debenture Ownership Threshold Restriction. For greater certainty, the exercise of the Forced Conversion Right and the issuance of Common Shares thereunder will not result in the Attribution Group meeting or exceeding the Debenture Ownership Threshold Restriction and a Form 2A – Personal Information Form will not be required to be filed with the Exchange if: (i) the Holder directs the Corporation to deliver the Common Shares issuable upon the Forced Conversion directly to EHS in repayment of the loan under the Securities Loan Agreement, or (ii) the Corporation and the Holder, each acting reasonably, can otherwise agree on a manner to convert the Debentures pursuant to such Forced Conversion that would result in the Attribution Group staying below the Debenture Ownership Threshold Restriction at all times.

Section 5.4	Capital Adjustments

From and after the date hereof, the Conversion Price and the number of Common Shares deliverable upon conversion of this Debenture will be subject to adjustment as follows:

(a)	In case of any reclassification or redesignation of or amendment to the Common Shares or change of the Common Shares into other shares, or in case of the consolidation, merger, reorganization, arrangement of the Corporation, amalgamation or other form of business combination of the Corporation with or into any other company or entity which results in any reclassification of the Common Shares or a change or exchange of the Common Shares into other shares, or in case of any sale, lease, exchange or transfer (in one or a series of related transactions) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (any such event, a “Reclassification of Shares”), at any time prior to the Maturity Date, the Holder will, after the effective date of such Reclassification of Shares and upon exercise of the right to receive Common Shares hereunder, be entitled to receive, and will accept, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Reclassification of Shares if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon such exercise. The Conversion Price will, on the effective date of the Reclassification of Shares, be adjusted by multiplying the Conversion Price in effect immediately prior to such Reclassification of Shares by the number of Common Shares issuable pursuant to this Debenture immediately prior to the Reclassification of Shares, and dividing the product thereof by the number of successor securities determined in accordance with this section. If necessary, appropriate adjustments will be made in the application of the provisions set forth in this section with respect to the rights and interests thereafter of the Holder in order that the provisions set forth in this section will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the conversion of the Debenture. Any successor company, entity or persons shall assume the obligations of the Corporation arising under this Debenture.

(b)	If and whenever at any time prior to the Maturity Date the Corporation:

(i)	subdivides the Common Shares into a greater number of shares;

(ii)	consolidates the Common Shares into a lesser number of shares; or

(ii)	issues Common Shares, Participating Shares or Convertible Securities to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution on the Common Shares payable in Common Shares, Participating Shares or Convertible Securities;

(any such event, a “Capital Reorganization”) and any such event results in an adjustment in the Conversion Price pursuant to paragraph (c), the number of Common Shares issuable on conversion of this Debenture will be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which will be the Conversion Price in effect immediately prior to such adjustment and the denominator of which will be the Conversion Price resulting from such adjustment.

(c)	If and whenever at any time prior to the Maturity Date, the Corporation undertakes a Capital Reorganization, the Conversion Price will, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Conversion Price in effect on such effective date or record date by a fraction: (A) the numerator of which will be the number of Common Shares and Participating Shares outstanding immediately before giving effect to such Capital Reorganization; and (B) the denominator of which is the number of Common Shares and Participating Shares outstanding immediately after giving effect to such Capital Reorganization. The number of Common Shares and Participating Shares outstanding will include the deemed conversion into or exchange for Common Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution. Such adjustment will be made successively whenever any event referred to in this paragraph occurs.

(d)	Any issue of Common Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution will be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares hereunder.

(e)	If and whenever at any time prior to the Maturity Date, the Corporation sets a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Value of the Common Shares on such record date (any such event, a “Rights Offering”), the Conversion Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)	the numerator of which will be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Value of the Common Shares on the record date: (1) the amount obtained by multiplying the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii)	the denominator of which will be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase; or (2) the maximum number of Common Shares or Participating Shares which the holders of Common Shares or are entitled to receive on the conversion or exchange of the Convertible Securities.

Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is set.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price will then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(f)	If and whenever at any time prior to the Maturity Date, the Corporation sets a record date for the distribution to all or substantially all the holders of Common Shares of:

(i)	shares of any class, whether of the Corporation or any other company;

(ii)	rights, options or warrants;

(iii)	evidences of indebtedness; or

(iv)	other assets or property (including cash and securities);

and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Common Shares to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Value of the Common Shares on such record date (any such non-excluded event, a “Special Distribution”), the Conversion Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction: (A) the numerator of which will be the amount by which (1) the amount obtained by multiplying the total number of Common Shares outstanding on such record date by the Current Value of the Common Shares on such record date, exceeds (2) the aggregate fair market value (as determined by the external auditors of the Corporation, which determination will be conclusive) to the holders of such Common Shares of such Special Distribution; and (B) the denominator of which will be the total number of Common Shares outstanding on such record date multiplied by such Current Value.

Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is set.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price will then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

Section 5.5	Rules Regarding Adjustments

(a)	No adjustment pursuant to this Debenture will be made in respect of dividends (payable in cash, Common Shares or Participating Shares) declared payable on the Common Shares in any fiscal year of the Corporation to the extent that the aggregate value of such dividends, when aggregated with the aggregate value of any dividends previously declared payable on the Common Shares in such fiscal year, do not exceed 50% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(b)	In any case in which this Debenture will require that an adjustment will become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder, upon the conversion of this Debenture after such record date and before the occurrence of such event, the additional Common Shares or securities or other property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation will deliver to the Holder within seven business days an appropriate instrument evidencing the Holder’s right to receive such additional Common Shares or securities or other property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on any such additional Common Shares or securities or other property on and after such exercise.

(c)	The adjustments provided for in this Debenture are cumulative, will, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will apply (without duplication) to successive Reclassifications of Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this section, no adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect (except upon a consolidation of the outstanding Common Shares); provided, however, that any adjustments which by reason of this paragraph are not required to be made will be carried forward and taken into account in any subsequent adjustment.

(d)	No adjustment in the number of Common Shares which may be acquired upon conversion of this Debenture or in the Conversion Price will be made pursuant to this Debenture if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had converted this Debenture for Common Shares prior to the effective date or record date of such event.

(e)	In the event of any question arising with respect to the adjustments provided in this Debenture, such question will conclusively be determined by a firm of chartered accountants appointed by the Corporation and acceptable to the Holder (who may but need not be the Corporation’s auditors). Such accountants will have access to all necessary records of the Corporation and such determination will be binding upon the Corporation and the Holder.

(f)	As a condition precedent to the taking of any action which would require an adjustment in the conversion rights pursuant to the Debenture, including the Conversion Price and the number of such classes of shares or other securities or property which are to be received upon the conversion thereof, the Corporation will take all corporate action which may, in the opinion of external counsel, be necessary in order that the Corporation has reserved and there will remain unissued out of its authorized capital a sufficient number of Common Shares for issuance upon the conversion of this Debenture, and that the Corporation may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(g)	At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the conversion rights pursuant to this Debenture, including the Conversion Price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Corporation will give notice to the Holder of the particulars of such event and the required adjustment.

Section 5.6	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares upon any conversion made pursuant to the term hereof. If any fractional interest in a Common Share would, except for the provisions of this Article 5 be deliverable upon the conversion of this Debenture, the Corporation shall, in lieu of delivering any certificate of fractional interest, satisfy the fractional interest by paying to the Holder an amount of lawful money of Canada equal (computed to the nearest whole cent, and one-half of a cent being rounded up) remaining outstanding after so much of the Principal Amount or accrued interest as may be converted into a whole number of Common Shares has been so converted.

ARTICLE 6

EVENTS OF DEFAULT

Section 6.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Debenture:

(a)	if the Corporation fails to pay the Principal Amount, any interest or other amounts payable under this Debenture when such amounts become due and payable;

(b)	if any representation or warranty made or deemed to be made by the Corporation or the Subsidiaries in this Debenture, the Subscription Agreement or any other Loan Document, as applicable, or in any certificate, statement or report furnished in connection therewith is found to be false or incorrect in any material respect (disregarding, for such purposes, any reference to materiality in the applicable representation or warranty) and such representation or warranty remains false or incorrect in any material respect more than 15 days after the earlier of (i) knowledge thereof by the Corporation; or (ii) notice thereof has been given by the Holder to the Corporation;

(c)	if the Corporation fails to perform, observe or comply with any of the covenants contained in Section 4.1, and such failure remains unremedied for 15 days;

(d)	if the Corporation fails to perform, observe or comply with any of the covenants contained in Section 4.2;

(e)	if any of the Corporation or the Subsidiaries, as applicable, fails to perform, observe or comply with any other term, covenant or agreement contained in this Debenture, the Subscription Agreement or any other Loan Document and such failure remains unremedied for 15 days;

(f)	if any judgment or order for the payment of money in excess of $250,000 is rendered against the Corporation and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order, or (ii) there shall be any period of 20 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)	if the Corporation (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it as bankrupt or insolvent, (y) liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 20 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(h)	if any of the Corporation or the Subsidiaries loses its Cannabis license under the Act and such license is not reinstated within 45 days;

(i)	if any of the Corporation or the Subsidiaries, as applicable, loses its status as a Licensed Producer and such status is not reinstated within 45 days;

(j)	if the Act is repealed and not replaced with legislation to the effect that Canada continues to be a Non-Medical Cannabis Jurisdiction;

(k)	if Bank of Montreal enforces upon, or takes action to enforce upon, or makes any demand for, payment on the Joint Venture Credit Agreement or the EHTC BMO Guarantee;

(l)	if a cease trade order is imposed on the Common Shares and lasts for more than five (5) trading days;

(m)	if EHS fails to satisfy section 2.5 of the SLA regarding the loan of up to an additional 12,500,000 Common Shares; or

(n)	if a Material Adverse Change has occurred.

Section 6.2	Remedy.

Upon the occurrence of any Event of Default that is continuing, all Obligations and all monies secured hereby shall, at the option of the Holder, become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, and all of the rights and remedies hereby conferred in respect of the assets and properties of the Corporation shall become immediately enforceable and any and all additional and collateral securities for payment of this Debenture and the other Loan Documents shall become immediately enforceable.

ARTICLE 7

CONDITIONS OF FUNDING

Section 7.1	Closing Deliveries in Favour of the Holder.

(a)	On or prior to the date hereof, the Corporation shall deliver or cause to be delivered to the Holder the following documents, in form and substance satisfactory to the Holder:

(i)	the Corporation Security Agreement duly executed by the Corporation;

(ii)	the Avalite Security Agreement duly executed by Avalite;

(iii)	the Subsidiary Guarantees executed by the applicable Subsidiary;

(iv)	certified copies of (A) the constating documents of the Corporation and Subsidiaries, (B) any and all resolutions of the board of directors and/or shareholders, as applicable, of the Corporation and Subsidiaries, approving the entrance into, execution of, and performance of the transaction contemplated by this Debenture and the other Loan Documents, (C) the share register (or equivalent) of the Corporation and Subsidiaries, and (D) a list of the directors and officers of the Corporation and Subsidiaries together with their specimen signatures;

(v)	a certificate of status, compliance, good standing or like certificate with respect to the Corporation and each of the Subsidiaries issued by the appropriate government officials of its jurisdiction of incorporation and of each jurisdiction in which each of the Corporation and the Subsidiaries, respectively, carries on its business;

(vi)	the originally executed warrant certificates of the Company representing an aggregate ● common share purchase warrants of the Company issued to the Holder in accordance with the terms thereof;

(vii)	the original share certificates, representing all of the shares held by the Corporation in the capital of each of the Subsidiaries, together with corresponding stock transfer powers originally executed in blank in respect thereof (the “Pledged Share Certificates”);

(viii)	evidence of approval of the TSX Venture Exchange regarding this Debenture and the transactions contemplated thereby and in connection therewith;

(ix)	an opinion of counsel to the Corporation customary for the transactions contemplated by this Debenture and the other Loan Documents; and

(x)	an opinion of counsel to the Corporation customary for the transactions contemplated by the Subscription Agreement.

(b)	Following the closing date, the Corporation shall deliver or cause to be delivered to the Holder the documents set forth in Schedule “B” hereto, in form and substance satisfactory to the Holder, and in accordance with the time period specified therein.

ARTICLE 8

MISCELLANEOUS

Section 8.1	Interest under Criminal Code (Canada)

If any provision of this Debenture would obligate the Corporation or any Subsidiary to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by the Holder of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by the Holder of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: firstly, by reducing the amount or rate of interest required to be paid to the Holder under this Debenture, and thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Holder which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).

Section 8.2	Waiver.

(1)	No amendment or waiver of any provision of this Debenture, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Debenture shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Debenture preclude any other or further exercise of such right or the exercise of any other right.

Section 8.3	Other Securities.

The rights of the Holder shall not be prejudiced nor shall the liabilities of the Corporation or of any other person be reduced in any way by the taking of any other security of any nature or kind whatsoever either before, at or after the time of execution of this Debenture.

Section 8.4	Notices, etc.

Any notice, consent or approval required or permitted to be given in connection with this Debenture (referred to as a “Notice”) must be in writing and will be sufficiently given if delivered by email:

(a)	to the Corporation at: Emerald Health Therapeutics, Inc.

	Attention: Email:	● ●
(b)	to the Holder at: ● Attention: Email:	● ●

Any Notice delivered or transmitted to a party as provided above will be deemed to have been given and received on the day it is sent so long as it is sent on a Business Day prior to 5:00 p.m. (recipient time). If the Notice is sent after 5:00 p.m. (recipient time) or if such day is not a Business Day, then the Notice will be deemed to have been given and received on the next Business Day.

Section 8.5	Severability.

If any provision of this Debenture is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 8.6	Third Party Beneficiaries.

The Corporation and the Holder intend that this Debenture shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Corporation and the Holder and no Person other than the Corporation and the Holder shall be entitled to rely on the provisions of this Debenture in any action, suit, proceeding, hearing or other forum.

Section 8.7	Amendments, etc.

No amendment or waiver of any provision of this Debenture is effective unless in writing and approved by the Corporation and the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given. The Holder shall be permitted to pledge or assign this Debenture (or any part thereof) and the rights and obligations thereunder, without the consent of the Corporation, to an Affiliate or in connection with the Securities Loan Agreement.

Section 8.8	Waive Presentment, etc.

The Corporation waives presentment for payment, demand and protest and notice of protest and notice of non-payment, and agrees and consents to all extensions or renewals of this Debenture without notice.

Section 8.9	Indemnification.

The Corporation agrees to indemnify and save harmless the Holder from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (except by reason of the gross negligence or wilful misconduct of the Holder or any of its employees) which may be imposed on, incurred by, or asserted against the Holder and arising by reason of any action (including any action referred to herein) or inaction or omission to do any act legally required of the Corporation.

Section 8.10	Successors and Assigns, etc.

This Debenture may be assigned by the Holder with the consent of the Corporation, not to be unreasonably withheld. Notwithstanding the foregoing, during an Event of Default that is continuing, the Holder may assign this Debenture without the consent of the Corporation. This Debenture and all its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. This Debenture may not be assigned by the Corporation.

Section 8.11	Expenses.

All legal expenses incurred by the Holder in connection with the transactions contemplated in this Debenture shall be paid by the Corporation upon execution by the Holder and the Corporation of this Debenture, up to a maximum of $100,000 plus applicable taxes and disbursements, such amount to be set off against the Principal Amount paid to the Corporation under this Debenture.

Section 8.12	Further Assurances.

The Corporation shall, at its cost and expense, upon request of the Holder, execute and deliver or cause to be executed and delivered to the Holder such further documents, instruments and filings and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Holder to carry out more effectually the provisions and purposes of this Debenture.

Section 8.13	Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 8.14	Counterparts.

This Debenture may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Debenture.

EMERALD HEALTH THERAPEUTICS, INC.
By:
Authorized Signing Officer
By:
Authorized Signing Officer

Acknowledged and agreed by:

●
By:
Authorized Signing Officer
By:
Authorized Signing Officer

SCHEDULE “A”

FORM OF CONVERSION NOTICE

TO:    EMERALD HEALTH THERAPEUTICS, INC. (the “Corporation”)

The undersigned hereby exercises its right to acquire Common Shares pursuant to the terms of a secured convertible debenture, as may be amended, supplemented, restated or replaced from time to time (the “Debenture”), issued by the Corporation on , 2019, on the terms set therein and herein. Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Debenture.

1.	AMOUNT TO BE CONVERTED:

2.	NUMBER OF SHARES TO BE ACQUIRED:

3.	CLASS / SERIES OF SHARES TO BE ACQUIRED:

4.	CONVERSION PRICE:

5.	CONVERSION DATE:

6.	NAME AND ADDRESS OF THE PERSON TO WHOM SUCH SHARES ARE TO BE ISSUED AND DELIVERED:

DATED this day of , .

Signature of Debenture holder or authorized representative	Print Full Name

SCHEDULE “B”

POST-CLOSING DELIVERIES

1.	Original Pledged Share Certificates, re-issued in the current names of the applicable Subsidiary and the holder of such shares, together with corresponding stock transfer powers originally executed in blank in respect thereof, to be delivered within 10 days following the date of this Debenture.

2.	A hypothec duly executed by Verdélite Sciences Inc., to be delivered within 15 days following the date of this Debenture.

3.	A hypothec duly executed by Verdélite Property Holdings, Inc., to be delivered within 15 days following the date of this Debenture.

4.	A mortgage duly executed by EHTC in favour of the Holder in respect of the following properties, together with any applicable landlord consent(s) and real property registration(s), to be delivered within 30 days following the date of this Debenture:

a.	●, Victoria, British Columbia
b.	●, Victoria, British Columbia
c.	●, Saint-Hyacinthe, Quebec

5.	A mortgage duly executed by Avalite in favour of the Holder in respect of the following property, together with any applicable landlord consent and real property registration(s), to be delivered within 30 days following the date of this Debenture:

a.	●, Langley, British Columbia

6.	A mortgage duly executed by Verdélite Property Holdings, Inc. in favour of the Holder in respect of the following property, together with any applicable landlord consent and real property registration(s), to be delivered within 30 days following the date of this Debenture:

a.	●, St-Eustache, Quebec

7.	Certified copies of (A) the constating documents of Verdélite Sciences Inc., Verdélite Property Holdings, Inc., EHTC and Avalite, (B) any and all resolutions of the board of directors and/or shareholders, as applicable, of Verdélite Sciences Inc., Verdélite Property Holdings, Inc., EHTC and Avalite, approving the entrance into, execution of, and performance of the foregoing Subsidiary Security Agreements, (C) the share register (or equivalent) of Verdélite Sciences Inc., Verdélite Property Holdings, Inc., EHTC and Avalite, and (D) a list of the directors and officers of Verdélite Sciences Inc., Verdélite Property Holdings, Inc., EHTC and Avalite together with their specimen signatures, to be delivered within 30 days following the date of this Debenture.

8.	A certificate of status, compliance, good standing or like certificate with respect to each of Verdélite Sciences Inc., Verdélite Property Holdings, Inc., EHTC and Avalite, issued by the appropriate government officials of its jurisdiction of incorporation and of each jurisdiction in which each of the Corporation and the Subsidiaries, respectively, carries on its business, to be delivered within 30 days following the date of this Debenture.

9.	Evidence of discharge of the Personal Property Act (British Columbia) registration in British Columbia, with a base registration number of 645284L, against the Corporation in favour of Her Majesty the Queen in the Right of the Province of British Columbia, to be delivered within 15 days following the date of this Debenture.

10.	An opinion of counsel to the Corporation customary for the transactions contemplated by the foregoing Subsidiary Security Agreements, to be delivered within 30 days following the date of this Debenture.

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SCHEDULE “C”

EXISTING AGREEMENTS

•	$● million (plus accrued interest) is owed to the vendors of Verdélite Sciences, Inc. and Verdélite Property Holdings Inc. (collectively, the "Vendors") pursuant to a payment agreement between the Corporation and the Vendors dated April 30, 2019, as amended on June 7, 2019 and further amended on July 25, 2019.

•	Ongoing funding obligation due to ● pursuant to the ● option agreement between the Corporation, ●, and ●.